

June 11, 2010

<u>**Via U.S. mail and facsimile @ (713) 600-3850**</u>

John V. Sobchak
Vice President and Chief Financial Officer
KMG Chemicals, Inc.
9555 W. Sam Houston Parkway S., Suite 600
Houston, TX 77099

> **RE: KMG Chemicals, Inc.**
> **Form 10-K for the Fiscal Year Ended July 31, 2009**
> **Filed October 15, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed October 30, 2009**
> **File No. 000-29278**

Dear Mr. Sobchak:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                            Sincerely,

                                            Pamela A. Long
                                            Assistant Director